UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement
under Section 13(e) of the Securities Exchange Act of 1934

LIBERTY BANCORP, INC.

(Name of Issuer)

LIBERTY BANCORP, INC.

(Names of Persons Filing Statement)

Common Stock

(Title of Class of Securities)

53017Q102

(CUSIP Number of Class of Securities)

Brent M. Giles
President and Chief Executive Officer
Liberty Bancorp, Inc.
16 West Franklin
Liberty, Missouri 64068
(816) 781-4822

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on
Behalf of the Persons Filing Statement)

Copy to:
Joel E. Rappoport, Esq.
Kilpatrick Stockton LLP
607 14th Street, NW, Suite 900
Washington, DC 20005
(202) 508-5820
(202) 204-5620 (facsimile)

This statement is filed in connection with (check the appropriate box):
a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the “Act”).
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☒	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing fee is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee
Transaction valuation*	Amount of filing fee
$98,430	$19.69
*
Calculated solely for the purpose of determining the filing fee, which was based upon the tender offer price of $15.00 per share for the eligible common stock as of September 22, 2009 multiplied by our estimate of the maximum number of shares to be purchased (6,562).

☐
Check the box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of filing.

Amount Previously Paid:   Not applicable
Form or Registration No.:  Not applicable
Filing Party:  Not applicable
Date Filed:   Not applicable

ITEM 1.	SUMMARY TERM SHEET

The information set forth under “Summary of Terms” and “Questions and Answers” in the Offer to Purchase for Cash dated October 13, 2009 (the “Offer to Purchase”), which is attached hereto as Exhibit 16(a)(1)(i), is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION

(a)           The name of the issuer is Liberty Bancorp, Inc. (the “Company”). The Company’s principal executive office is located at 16 West Franklin, Liberty, Missouri 64068, and its business telephone number is (816) 781-4822.

(b)           As of September 22, 2009, the Company had 3,621,875 shares of common stock, $0.01 par value, issued and outstanding.

(c)           The information required by this Item is set forth under “Information About the Company—Market Price and Dividend Information” in the Offer to Purchase and is incorporated herein by reference.

(d)           The information required by this Item is set forth under “Information About the Company—Market Price and Dividend Information” in the Offer to Purchase and is incorporated herein by reference.

(e)           The Company has not made an underwritten public offering of the Company’s common stock for cash during the past three years that was registered under the Securities Act of 1933 or was exempt from registration under Regulation A (Securities Act Rules 251 through 263).

(f)           The information required by this Item is set forth under “Information About the Company—Stock Repurchases” in the Offer to Purchase and is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)           The filing person to which this Schedule 13E-3 relates is the issuer, Liberty Bancorp, Inc. The name, business address and business telephone number of the Company is set forth in Item 2(a) above. The names, titles, and business addresses of each executive officer, director and controlling shareholder of the Company are follows:

Brent M. Giles
President, Chief Executive Officer and Director
16 West Franklin
Liberty, Missouri 64068
 (816) 781-4822

Daniel G. O’Dell
Chairman of the Board
3200 Heartland Drive
Liberty, Missouri 64068
              (816) 781-4822

Ralph W. Brant, Jr.
Director
15 E. Kansas
Liberty, Missouri 64068
(816) 781-4822

Steven K. Havens
Director
9400 Liberty Drive
Liberty, Missouri 64068
(816) 781-4822

Robert T. Sevier
Director
1 Courthouse Square
Liberty, Missouri 64068
(816) 781-4822

Mark E. Hecker
Senior Vice President and Chief Lending Officer
16 West Franklin
Liberty, Missouri 64048
(816) 781-4822

Marc J. Weishaar
Senior Vice President and Chief Financial Officer
16 West Franklin
Liberty, Missouri  64048
(816) 781-4822

(b)          Not applicable.

(c)(1) and (2)       The following is a list of the principal occupation of each officer and director of the Company. Each director’s and officer’s business address is set forth in Item 3(a) above. The following information also sets forth as to each executive officer and director of the Company his principal occupation during the last five years.

Board of Directors:

Brent M. Giles has served as President, Chief Executive Officer and Director of the Company and its wholly owned subsidiary, BankLiberty (the “Bank”) since 2003.

Daniel G. O’Dell is Chairman of the Board of Directors of the Company and the Bank and has been employed by O’Dell Publishing since 1984.

Ralph W. Brant, Jr. is President of Brant’s Clothing, a retail-clothing establishment located in Liberty, Missouri.

Steven K. Havens is President of Havens Construction Co., Inc.

Robert T. Sevier is the Recorder of Deeds of Clay County, Missouri.

Executive Officers:

Marc J. Weishaar is Senior Vice President and Chief Financial Officer of the Company and the Bank

Mark E. Hecker is  the Bank’s Senior Vice President and Chief Lending Officer since June 2004.

(c)(3)           The information included in the Offer to Purchase entitled “Information About the Company—Management Information” is also incorporated herein by reference. None of the individuals listed in Item (c)(I) and (2) above has been convicted in a criminal proceeding during the past five (5) years (excluding traffic violations or similar misdemeanors).

(c)(4)       No individual discussed in Item (c)(1) and (2) above has been a party to any judicial or administrative proceeding during the past five (5) years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the individual from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(c)(5)       Each of the individuals discussed in this Item (c) is a citizen of the United States.

(d).          Not applicable.

ITEM 4.	TERMS OF THE TRANSACTION.

(a)           The information required by this item is set forth under “Summary of Terms,” “Questions and Answers,” “Special Factors” and “Terms of the Offer” in the Offer to Purchase and incorporated herein by reference.

(c)           This tender offer is available only to those record shareholders and beneficial owners of the Company’s common stock who own 99 shares or less (i.e., “odd-lot” shareholders), and is not open to all persons owning the Company’s common stock.

(d)           There are no appraisal or dissenters’ rights available to objecting shareholders under Missouri law as a result of the odd-lot tender offer discussed in this Schedule 13E-3.

(e)           Security holders will be entitled access to the Company’s corporate records in the manner permitted by applicable federal and Missouri state law.  However, the Company is making no special provision to grant unaffiliated security holders access to its corporate files.  Nor is it making any special provision to allow unaffiliated security holders to obtain counsel or appraisal services at the expense of the Company.

(f )           Not applicable.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The information set forth in the Offer to Purchase entitled “Information About the Company—Stock Ownership” is incorporated herein by reference.  Except as otherwise described therein, the following responses are applicable:

(a)(1)      Not applicable.

(2)           The information included in the Offer to Purchase entitled “Information About the Company—Certain Indebtedness and Transactions of Management” is incorporated by reference.

(b)           Not applicable.

(c)           Not applicable.

(e)           The information set forth in the Offer to Purchase entitled “Information About the Company—Stock Ownership” is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b)           The shares of common stock purchased by the Company will be retired. The information in the Offer to Purchase entitled “Special Factors—Effects of the Tender  Offer” is incorporated herein by reference.

(c)           The information set forth in “Summary of Terms,” “Questions and Answers,” “Special Factors—Purposes of the Offer” and “Special Factors—Effects of the Tender Offer” in the Offer to Purchase is incorporated herein by reference.

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a)           The information set forth in the Offer to Purchase entitled “Special Factors—Purposes of the Offer” is incorporated herein by reference.

(b)           The information set forth in “Summary of Terms,” “Questions and Answers,” “Special Factors—Background of Tender Offer,” “Special Factors—Purposes of the Offer” and “Special Factors—Our Reasons for Pursuing the Odd-Lot Offer Rather than Other Alternatives” of the Offer to Purchase is incorporated herein by reference.

(c)           The information set forth in “Summary of Terms,” “Questions and Answers,” “Special Factors—Purposes of the Offer” and “Special Factors—Effects of the Tender Offer” in the Offer to Purchase is incorporated herein by reference.

(d)           The information set forth in “Summary of Terms,” “Special Factors—Purposes of the Offer,” “Special Factors—Effects of the Tender Offer” and “Special Factors—Certain United States Federal Income Tax Consequences” of the Offer to Purchase is incorporated herein by reference.

ITEM 8.	FAIRNESS OF THE TRANSACTION.

(a)           The information set forth in “Special Factors—Determination of Fairness of Offer by Our Board of Directors” of the Offer to Purchase is incorporated herein by reference.

(b)           The information set forth in “Special Factors—Determination of Fairness of Offer by Our Board of Directors” of the Offer to Purchase is incorporated herein by reference.

(c)           The information set forth in “Special Factors—Determination of Fairness of Offer by Our Board of Directors” of the Offer to Purchase is incorporated herein by reference.

(d)           The information set forth in “Special Factors—Determination of Fairness of Offer by Our Board of Directors” of the Offer to Purchase is incorporated herein by reference.

(e)           The information set forth in “Special Factors—Determination of Fairness of Offer by Our Board of Directors” of the Offer to Purchase is incorporated herein by reference.

(f)           The Company has not received any firm offer by any unaffiliated person during the past two years for (i) the merger or consolidation of the Company with or into another company, or vice versa, (ii) the sale or a transfer of or any substantial part of the assets of the Company or (iii) purchase of the Company’s securities that would enable the holder to exercise control of the Company.

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a)           The Company has not received any report, opinion or appraisal from an outside party that is materially related to the transactions set forth in the Offer to Purchase. The information set forth in “Special Factors —Determination of Fairness of Offer by Our Board of Directors” in the Offer to Purchase is incorporated herein by reference.

(b)           Not applicable.

(c)           Not applicable.

ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a)           The information set forth in “Questions and Answers,” “Terms of the Offer—General” and “Terms of the Offer—Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

(b)           Not applicable.

(c)           The information set forth in “Terms of the Offer—Fees and Expenses” of the Offer to Purchase is incorporated herein by reference. The foregoing expenses will be paid by the Company.

(d)           Not applicable.

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)           The information set forth in “Information About the Company—Stock Ownership” of the Offer to Purchase is incorporated herein by reference.

(b)           Neither the Company nor any executive officer, director, affiliate or subsidiary of the Company, or any of the Company’s pension, profit sharing, or similar plans, has engaged in any transaction in the Company’s common stock during the past sixty (60) days.

ITEM 12.	THE SOLICITATION AND RECOMMENDATION.

(d)           The Company has not granted any stockholder (including any executive officer, director or affiliate) any voting or similar right in connection with the offer. To the extent known by the Company after reasonable inquiry, no executive officer, director or affiliate of the Company intends to tender or sell its common stock pursuant to the offer. The information set forth in “Information About the Company—Stock Ownership” and “Special Factors—Determination of Fairness of Offer by Our Board of Directors” of the Offer to Purchase is incorporated herein by reference.

(e)           To the extent known by the Company after reasonable inquiry, no executive officer, director or affiliate of the Company has made a recommendation either in support of or opposed to the odd-lot tender offer.

ITEM 13.	FINANCIAL STATEMENTS.

(a)           The financial statements included in (i) the Company’s Annual Report on Form 10-K for the year ended September 30, 2008, and (ii) the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, as filed with the SEC, are incorporated herein by reference. The information included in “Information About the Company—Summary Consolidated Financial Information,” “Additional Information” and “Incorporation of Certain Documents by Reference” in the Offer to Purchase is also incorporated herein by reference.

(b)           No pro forma financial statements are included in this filing or any of the disclosure documents to be mailed to shareholders as the offer is not anticipated to have a material impact on the Company’s financial condition or results of operations.

(c)           The information included in “Information About the Company—Summary Consolidated Financial Information,” “Additional Information” and “Incorporation of Certain Documents by Reference” in the Offer to Purchase is incorporated herein by reference.

ITEM 14.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)           No outside person will be directly or indirectly retained, employed, retained or compensated to make solicitations or recommendations in connection with the offer. The Chief Financial Officer of the Company, Marc J. Weishaar, will act as Information Agent for the offer. He will receive no separate compensation for serving in such capacity. The Company has engaged Registrar and Transfer Company to act as Depositary for the offer. Neither the Information Agent nor the Depositary has been authorized to make any solicitation or recommendation in or with respect to this offer. The Depositary will be paid customary fees and expenses for its services. See Item 10(c) above. The information included in “Additional Information” in the Offer to Purchase is incorporated by reference.

(b)           Employees of the Company may perform administrative tasks in connection with the offer, and they will be not be separately compensated for such services. The Company’s directors, officers and employees may also solicit tenders in person, by telephone or through other forms of communication, but these persons will not receive any additional compensation for the solicitations. The information included in “Terms of the Offer—Fees and Expenses” in the Offer to Purchase is incorporated by reference.

ITEM 15.	ADDITIONAL INFORMATION.

(b)           All information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 16.	EXHIBITS.

Exhibit No.	Description

16(a)(1)(i)	Offer to Purchase

16(a)(1)(ii)	Letter of Transmittal

16(a)(1)(iii)	Form of Notice of Guaranteed Delivery

16(a)(1)(iv)	Instruction Form for Shares Held by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

16(a)(1)(v)	Letter to Shareholders from Brent M. Giles, President and Chief Executive Officer, dated October 13, 2009

16(a)(1)(vi)	Press Release Dated October 13, 2009

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIBERTY BANCORP, INC.

/s/ Brent M. Giles
Brent M. Giles
President and Chief Executive Officer

Dated: October 13, 2009